Exhibit 1

NEWS For Release: IMMEDIATE

Hadera Paper Ltd.
 "ilA+"/Stable Outlook Credit Rating

Hadera, Israel, February 3, 2011 - Hadera Paper Ltd. (AMEX:AIP) (the “Company” or “Hadera Paper”) announced that Maalot- Israeli Securities Rating Company Ltd. (an affiliate of Standard and Poor’s) ratified the company's rating of "ilA+" and updated the Outlook to Stable Outlook.

Contact:
Yael Nevo, Adv.
Corporate Secretary and Legal Counsel
Hadera Paper Ltd. Group
Tel:+972-4-6349408
YaelN@hadera-paper.co.il